Exhibit (m)(vii)

Amendment No 4. to

Capital One Funds Rule 12b-1 Plan

This Amendment No. 4 (the “Amendment”) to Capital One Funds Rule 12b-1 Plan, dated October 14, 1988, and subsequently amended (the “Plan”), is made on this 1st day of August, 2007, to become effective upon the effective date of the Distribution Agreement between Capital One Funds and Foreside Distribution Services, L.P.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Defined Terms. Terms used as defined terms herein which are not otherwise defined shall have the meanings ascribed thereto in the Plan.

2.	Amendment to Plan. The Plan is hereby amended as follows:

Foreside Distribution Services, L.P., as the new Distributor of the Funds of the Trust, is hereby made a party to the Plan in replacement of BISYS Fund Services Limited Partnership (“BISYS LP”). From and after the effective date, references in the Plan to BISYS LP shall be replaced by references to Foreside Distribution Services, L.P. for all purposes.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized representatives, intending to be legally bound hereby, as of the day and year first above written.

Capital One Funds		Foreside Distribution Services, L.P.

By:	/s/ Donald P. Lee	By:	/s/ Brian K. Bey
Name:	Donald P. Lee	Name:	Brian K. Bey
Title:	Chief Compliance Officer	Title:	President